SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                -------------
                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                     Travel Services International, Inc.
                              (Name of issuer)

                   Common Stock, par value $0.01 per share
                       (title of class of securities)

                                 894169 10 1
                               (CUSIP number)

                              Greystones, Inc.
                        Jensen Baird Gardner & Henry
                               Ten Free Street
                                P.O. Box 4510
                          Portland, ME  04112-4510
                      Attention:  Joseph H. Groff, III

                                with copy to

                               Keith C. Jones
                         Drummond Woodsum & MacMahon
                            245 Commercial Street
                                P.O. Box 9781
                         Portland, Maine  04104-5081
                               (207) 772-1941

                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                June 11, 1998
           (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (3) or (4), check the following box [ ].

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  894169 10 1

1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Greystones, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a)  [  ]
                                       (b)  [  ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2 (d) or 2 (e)

                                       [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maine

NUMBER                    7.    SOLE VOTING POWER
OF                              - 0 -
SHARES                    8.    SHARED VOTING POWER
BENEFICIALLY                    1,083,334
OWNED BY                  9.    SOLE DISPOSITIVE POWER
EACH                            - 0 -
REPORTING                 10.   SHARED DISPOSITIVE POWER
PERSON WITH                     1,083,334

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,083,334

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                       [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%

14.   TYPE OF REPORTING PERSON*

      CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT.


CUSIP No.    894169 10 1


1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Alex T. Cecil

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a)  [  ]
                                       (b)  [  ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2 (d) or 2 (e)

                                       [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER                    7.    SOLE VOTING POWER
OF                              - 0 -
SHARES                    8.    SHARED VOTING POWER
BENEFICIALLY                    1,083,334
OWNED BY                  9.    SOLE DISPOSITIVE POWER
EACH                            - 0 -
REPORTING                 10.   SHARED DISPOSITIVE POWER
PERSON WITH                     1,083,334

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,083,334

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%

14.   TYPE OF REPORTING PERSON*

      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT.

      This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D"), previously filed on behalf of Greystones, Inc., a Maine corporation, relating to the Common Stock, par value $0.01 per share of Travel Services International, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


Item 1.    Security and Issuer

      Item 1 is hereby amended to read in its entirety as follows:

      This statement relates to the common stock, par value $0.01 per share ( the "Common Stock" or the "Shares"), of Travel Services International, Inc. (the "Company"), which has its principal executive offices at 220 Congress Park Drive, Delray Beach, Florida 33445.

Item 2.    Identity and Background

      Item 2 is hereby amended to read in its entirety as follows:

      This statement is being filed by Greystones, Inc. Greystones, Inc. is a corporation organized under the laws of the State of Maine and is a holding company for shares of the Company received in the transaction described in Item 3. The address of the principal business office of Greystones, Inc. is Jensen Baird Gardner & Henry, Attention: Joseph L. Groff III, Ten Free Street, P.O. Box 4510, Portland, Maine 04112-4510.

      Alex T. Cecil is the President, Secretary, Treasurer and sole-voting stockholder (the "Sole-voting Stockholder") of Greystones, Inc. The business address of the Sole-voting Stockholder is Drummond Woodsum & MacMahon, Attention: Joseph L. Delafield III, 245 Commercial Street, P.O. Box 9781, Portland, ME 04104-5081. The Sole-voting Stockholder is a citizen of the United States.

      Neither Greystones, Inc. nor the Sole-voting Stockholder, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.    Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended to read in its entirety as follows:

      Greystones, Inc. received 1,083,334 shares of Common Stock pursuant to the Agreement and Plan of Organization dated May 9, 1997, as amended, between Travel Services International, Inc., Auto-Europe, Inc. [Maine] and certain stockholders of Auto-Europe, Inc. [Maine] ("Agreement").

      By virtue of Rule 13d-3 under the Exchange Act, the Sole-voting Stockholder may be deemed the beneficial owner of all of the Common Stock received by Greystones, Inc. The Sole-voting Stockholder has not independently invested any of his funds for the purpose of purchasing the Common Stock.

Item 4.    Purpose of Transaction.

      Item 4 is hereby amended by adding the following paragraph at the end thereof:

      Pursuant to the Agreement and Plan of Organization referred to in Item 3, Greystones, Inc. has exercised its rights granted therein to include shares held by Greystones, Inc. in a registration statement to be filed by the Company under the Securities Exchange Act of 1934, as amended. Pursuant to such right, the Company has included 704,063 of its Common Stock, owned beneficially and of record by Greystones, Inc., in the Registration on Form S-1 filed by the Company with the Securities and Exchange Commission on June 11, 1998. If the offering of such shares is successful, Greystones, Inc. and Alex T. Cecil will continue to beneficially own 379,271 shares of the Company's Common Stock. Assuming the sale of the shares registered by the Company on behalf of Greystones, Inc., the remaining shares beneficially owned by Greystones, Inc. and Alex T. Cecil will represent less than 5% of the issued and outstanding Common Stock of the Company.

Item 5.    Interest in Securities of the Issuer.

      Item 5 is amended by deleting the fourth paragraph therefrom.

Item 7.    Material to be Filed as Exhibits

Exhibit 10.1    Joint Filing Agreement


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       June __, 1998

                                       /s/ Alex T. Cecil
                                       -------------------------
                                           (Signature)
                                           Alex T. Cecil
                                           President
                                           (Name/Title)